# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AMERICAN EAGLE OUTFITTERS, INC., CIK 0000919012
CUSIP: 02553E106
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 77 Hot Metal Street, Pittsburgh, Pennsylvania (PA), 15203
Date of event which requires filing of this statement: 03/02/2026
Filed by CIK 0001031000
Persons authorized to receive notices and communications: Tod H. Friedman, EVP, CLO & Secretary Schottenstein Store, 4300 E. Fifth Avenue, Columbus, Ohio (OH), 43219, (614) 449-4332; John L. Robinson, Wachtell, Lipton, Rosen & Katz, 51 W. 52nd Street, New York, New York (NY), 10019, (212) 403-1000; Robert J. Tannous, Esq., Porter, Wright, Morris & Arthur LLP, 41 South High Street, Columbus, Ohio (OH), 43215, (614) 227-1953

## Reporting persons
- Jay L. Schottenstein (CIK 0001031000): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 7,254,667; shared voting power 6,040,819; sole dispositive power 7,254,667; shared dispositive power 6,040,819; aggregate amount beneficially owned 13,295,486 (7.8% of the class)
  Comment: (1) Items 7 & 9: Consists of (1) 244,542 shares held by Mr. Schottenstein directly; (2) 6,300 shares held in a trust as to which Mr. Schottenstein is trustee; (3) 1,953,140 shares held in a revocable trust as to which Mr. Schottenstein is co-trustee, but has the power to act unilaterally; (4) 2,314,321 shares deemed held by Mr. Schottenstein that are subject to options exercisable within 60 days; (5) 125,129 shares of unvested restricted stock; and (6) 2,611,235 shares held by Schottenstein SEI, LLC ("SSEI"). Mr. Schottenstein serves as the sole manager of SSEI.
  (2) Items 8 & 10: Consists of (1) 3,069,617 shares held in trusts for the benefit of family members as to which Mr. Schottenstein is a trustee; and (2) 2,971,202 shares held by SEI, Inc. ("SEI"). Mr. Schottenstein serves as Chairman of SEI and has or shares voting power for 60.6% of SEI.
  (3) Item 13: Based on 169,512,006 shares of Common Stock outstanding as of December 4, 2025, as reported in the Company's Form 10-Q filed with the U.S. Securities and Exchange Commission on December 9, 2025.
- SEI, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 2,971,202; sole dispositive power 2,971,202; aggregate amount beneficially owned 2,971,202 (1.8% of the class)
- Schottenstein SEI, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 2,611,235; sole dispositive power 2,611,235; aggregate amount beneficially owned 2,611,235 (1.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: AMERICAN EAGLE OUTFITTERS, INC.
Address of issuer's principal executive offices: 77 Hot Metal Street, Pittsburgh, Pennsylvania (PA), 15203
Comment:
This Schedule 13D relates to the Common Stock of the Company. The principal executive offices of the Company are located at 77 Hot Metal Street, Pittsburgh, Pennsylvania 15203.

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and supplements the statement on Schedule 13D filed by Jay L. Schottenstein with the U.S. Securities and Exchange Commission (the "Commission") on October 3, 2011 (the "Original Schedule 13D," and as amended herein, the "Schedule 13D"), relating to the common stock, $0.01 par value ("Common Stock"), of American Eagle Outfitters, Inc. (the "Company").

This Amendment No. 1 is being filed to update the percentage of shares beneficially owned by Mr. Schottenstein and to add SEI, Inc. (f/k/a Retail Ventures, Inc.) ("SEI") and Schottenstein SEI, LLC ("SSEI") as reporting persons. Each Item below amends and supplements the information disclosed under the corresponding Item of the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not defined in this Amendment shall have the same meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed by Mr. Schottenstein, SEI and SSEI (together, the "Reporting Persons").

The business address of Mr. Schottenstein, SEI and SSEI is 4300 East Fifth Avenue, Columbus, Ohio 43219.

Mr. Schottenstein is the Executive Chairman and Chief Executive Officer of the Company, having served in such roles since December 2015. He has also served as the Chairman of the Board and Chief Executive Officer of Schottenstein Stores Corporation ("SSC") since March 1992, and as President of SSC since 2001. He has also served as Executive Chairman of the Board of Directors of Designer Brands Inc. (f/k/a DSW Inc.) since March 2005. Mr. Schottenstein is a citizen of the United States.

SEI is a corporation incorporated under the laws of the State of Nevada in 2002, of which Mr. Schottenstein is a director, Chairman of the Board, Chief Executive Officer and President. 60.6% of the issued and outstanding common stock of SEI is currently owned by trusts in respect of which Mr. Schottenstein is a trustee. The primary business of SEI is to serve as a private holding company for investments made by the Schottenstein family.

SSEI is a limited liability company organized under the laws of the State of Delaware in 2012, of which Mr. Schottenstein is the President and sole manager. 45.4% of the ownership interests of SSEI are owned by trusts in respect of which Mr. Schottenstein is a trustee. The primary business of SSEI is to serve as a private holding company for investments made by the Schottenstein family.

Information required by Instruction C to Schedule 13D with respect to each executive officer and director of SEI and each executive officer and manager of SSEI (collectively, the "Covered Persons") is set forth on Annex A, attached and incorporated by reference.

The Reporting Persons have not and, to the best knowledge of the Reporting Persons, none of the Covered Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Persons have not and, to the best knowledge of the Reporting Persons, none of the Covered Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and restated as follows:

Pursuant to a holding company reorganization transaction described in the Original Schedule 13D, effective as of April 7, 1999, the Company, which was until such time a privately held corporation with the name Natco Industries, Inc., became a reporting company under the Act as the successor to AE Stores Company, f/k/a American Eagle Outfitters. Immediately following the reorganization transaction, Mr. Schottenstein and certain of his family members directly and indirectly held shares of Common Stock representing a controlling interest in the Company.

As described in the Original Schedule 13D, beginning on December 5, 2000, Mr. Schottenstein, directly and through trusts for the benefit of family members in respect of which Mr. Schottenstein is either trustee or trust advisor, and SEI, from time to time engaged in open market and other dispositions of Common Stock. As a result of these dispositions and other events and transactions described in the Original Schedule 13D, as of August 27, 2009, Mr. Schottenstein ceased to be the beneficial owner of more than 5% of the Common Stock for purposes of Section 13(d) of the Act.

Following certain transactions since the date of the Original Schedule 13D, as of the date of this Amendment No. 1, Mr. Schottenstein is deemed, through various trusts and together with SEI and SSEI, to beneficially own an aggregate of 13,295,486 shares of Common Stock, or approximately 7.8% of the shares of Common Stock, for purposes of Section 13(d) of the Act.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and restated as follows

The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference.

The Reporting Persons evaluate each of their investments, including the Company and the Common Stock, on an ongoing basis, based upon various factors, criteria and alternatives including those noted below. Based on then-current circumstances and such ongoing evaluation, the Reporting Persons may, from time to time, acquire additional shares of Common Stock, continue to own shares of Common Stock or dispose of shares of Common Stock at any time, in the open market or otherwise, and/or take actions which could involve any of the items enumerated in the Schedule 13D instructions to this Item 4. The Reporting Persons reserve the right, based on all relevant factors and circumstances, to change their investment intent with respect to the Company and the Common Stock at any time in the future, and to change their intent with respect to any or all of the matters referred to in this Schedule 13D, including any of the items enumerated in the Schedule 13D instructions to this Item 4. In reaching any conclusion as to their future course of action, the Reporting Persons will take into consideration various factors, criteria and alternatives, including, but not limited to, the Company's business and prospects, other developments concerning the business and management of the Company, its competitors and the industry in which it operates, other business and investment opportunities available to the reporting person, any contractual obligations to which the Reporting Persons are now or may in the future become subject, including in respect of the financing of their ownership of shares of Common Stock or otherwise relating to their investment in the Company or otherwise, and general economic and stock market conditions, including, but not limited to, the market price of shares of Common Stock and other investment alternatives. From time to time the Reporting Persons may enter into discussions with the Company and/or third parties, concerning their holdings of Common Stock and possible future extraordinary transactions involving the Reporting Persons and the Company and such third persons. There can be no assurance as to whether the Reporting Persons will take any action with respect to their ownership of Common Stock, or take action with respect to any of the items enumerated in the Schedule 13D instructions to this Item 4, including entering into any discussions with the Company or with any third parties with respect to the Common Stock or the Company, nor as to outcome of any such matters, including as to whether any discussions if entered into will lead to any transaction that might be considered or agreed to by any third party, the Company or the reporting person, the terms of any transaction, or the timing or certainty of any transaction.

Other than as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

The 13,295,486 shares of Common Stock reported on this Schedule 13D include (1) 244,542 shares held by Mr. Schottenstein directly; (2) 1,953,140 shares held by Mr. Schottenstein directly through a revocable trust as to which Mr. Schottenstein is co-trustee; (3) 2,971,202 shares held by SEI; (4) 2,611,235 shares held by SSEI; (5) 2,314,321 shares deemed held by Mr. Schottenstein that are subject to options exercisable within 60 days; (6) 3,069,617 shares held in trusts for the benefit of family members as to which Mr. Schottenstein is a trustee; (7) 6,300 shares held in a trust for the benefit of family members as to which Mr. Schottenstein is trustee; and (8) 125,129 shares of unvested restricted stock.

Percentage interest calculations for Mr. Schottenstein, SEI and SSEI are based on a total of 169,512,006 shares of Common Stock outstanding as of December 4, 2025, as reported in the Company's Quarterly Report on Form 10-Q filed with the Commission on December 9, 2025.

The aggregate number of shares of Common Stock that Mr. Schottenstein beneficially owns pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (as amended, the "Exchange Act") is 13,295,486 shares as of the date hereof, which constitutes approximately 7.8% of the shares of Common Stock issued and outstanding as of December 9, 2025. Mr. Schottenstein has the sole power to vote or direct the vote and to dispose or direct the disposition of 7,254,667 shares of Common Stock, and the shared power to vote or direct the vote and to dispose or direct the disposition of 6,040,819 shares of Common Stock. Mr. Schottenstein shares power to vote or direct the vote and to dispose or direct the disposition of:

2,971,202 shares held by SEI, of which Mr. Schottenstein has or shares voting power for 60.6% of SEI and shares such power with the other directors of SEI.

2,824,211 shares held in a trust for the benefit of family members with Gloria Haffer. Ms. Haffer's business address is c/o Schottenstein Stores Corporation, 4300 East Fifth Avenue, Columbus, Ohio 43219.

245,406 shares held in a trust for the benefit of family members with Anne S. Deshe and Susan S. Diamond. The trust's business address is c/o Schottenstein Stores Corporation, 4300 East Fifth Avenue, Columbus, Ohio 43219.

The individuals with which Mr. Schottenstein shares power to vote or direct the vote and to dispose or direct the disposition of Common Stock have not, to the best knowledge of the Reporting Persons, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The aggregate number of shares of Common Stock that SEI beneficially owns pursuant to Rule 13d-3 under the Exchange Act is 2,971,202 shares as of the date hereof, which constitutes approximately 1.8% of the shares of Common Stock issued and outstanding as of December 9, 2025. SEI has the sole power to vote or direct the vote and to dispose or direct the disposition of these 2,971,202 shares of Common Stock.

The aggregate number of shares of Common Stock that SSEI beneficially owns pursuant to Rule 13d-3 under the Exchange Act is 2,611,235 shares as of the date hereof, which constitutes approximately 1.5% of the shares of Common Stock issued and outstanding as of December 9, 2025. SSEI has the sole power to vote or direct the vote and to dispose or direct the disposition of these 2,611,235 shares of Common Stock.

In addition, as of the date hereof, certain of the Covered Persons beneficially own the number and percentage of Common Stock set forth on Annex B attached and incorporated by reference.

In the 60 days prior to the date of this Schedule 13D, the following transactions were effected by Mr. Schottenstein and by a family trust as to which Mr. Schottenstein is a trustee:

On January 20, 2026, Mr. Schottenstein sold 250,000 shares of Common Stock, from a trust held for the benefit of family members of which Mr. Schottenstein is a trustee, at a weighted average sale price of $25.2717. This sale was effected in the open market.

On January 21, 2026, Mr. Schottenstein sold 264,670 shares of Common Stock, from a trust held for the benefit of family members of which Mr. Schottenstein is a trustee, at a weighted average sale price of $25.8348. This sale was effected in the open market.

On January 22, 2026, Mr. Schottenstein sold 10,616 shares of Common Stock, from a trust held for the benefit of family members of which Mr. Schottenstein is a trustee, at a weighted average sale price of $26.2260. This sale was effected in the open market.

On February 5, 2026, Mr. Schottenstein received 244,542 shares of Common Stock pursuant to the vesting of a previously received award, at a weighted average price of $23.0900.

During the 60 days prior to the date of this Schedule 13D, Mr. Schottenstein received the right to acquire 588,502 shares based on future vesting dates pursuant to previously received awards.

Except as described above, to the knowledge of the Reporting Persons, no other transactions in the Common Stock were effected by the Reporting Persons or any Covered Person during the 60 days prior to the date of this Schedule 13D.

To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this Item 5.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and restated as follows:

Voting Agreement

As described in the Original Schedule 13D, Mr. Schottenstein had sole voting power, but no dispositive power, over 3,694,736 shares of Common Stock (the "Deshe/Diamond Shares") pursuant to a Voting and Stockholder Agreement, dated September 16, 2011 (the "Voting Agreement"), entered into by Mr. Schottenstein, Ann S. Deshe, Susan S. Diamond and certain of their respective spouses, lineal descendants, and affiliates. The Voting Agreement remains in effect, as reported in Exhibit 4.1 to the Company's Annual Report on Form 10-K filed with the Commission on March 20, 2025; however, as of the date hereof, no party to the Voting Agreement continues to hold any Deshe/Diamond Shares, and as a result, Mr. Schottenstein no longer has sole voting power over such shares. The Voting Agreement is attached hereto as Exhibit 1 and incorporated by reference.

Joint Filing Agreement

In connection with this Amendment No. 1, Mr. Schottenstein, SEI and SSEI have entered into a Joint Filing Agreement, which is attached as Exhibit 99.2 and incorporated by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended and restated in its entirety, as set forth below:

Exhibit
Number Description

99.1 Voting and Stockholder Agreement, dated September 16, 2011 among Jay L. Schottenstein and Ann S. Deshe, Susan S. Diamond and certain of their spouses, lineal descendants and affiliates, and the additional parties named therein (incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K, filed with the Commission on March 20, 2025).

99.2 Joint Filing Agreement, dated March 2, 2026, by and between Jay L. Schottenstein, SEI, Inc. and Schottenstein SEI, LLC.

## Signatures
- Jay L. Schottenstein: By: /s/ Jay L. Schottenstein, Jay L. Schottenstein (03/02/2026)
- SEI, Inc.: By: /s/ Jay L. Schottenstein, Jay L. Schottenstein, Chief Executive Officer and President (03/02/2026)
- Schottenstein SEI, LLC: By: /s/ Jay L. Schottenstein, Jay L Schottenstein, President and Manager (03/02/2026)